EXHIBIT 8

Form of VSSP Tax Opinion

            , 2004

Prospect Bancshares, Inc.

6851 N. High Street

Worthington, Ohio 43085

Ladies and Gentlemen:

We have acted as tax counsel to Prospect Bancshares, Inc., an Ohio corporation (“Prospect”) in connection with the transactions contemplated by the terms and provisions of the Agreement and Plan of Merger, dated as of September 15, 2004 (the “Agreement”), by and between Prospect and Sky Financial Group, Inc., an Ohio corporation (“Sky”). Pursuant to Section 7.02(c) of the Agreement, the delivery of this opinion is a condition to the closing of the merger of Prospect with and into Sky pursuant to the terms of the Agreement (the “Parent Merger”). All capitalized terms used herein, unless otherwise specified, have the meanings assigned to them in the Agreement.

In rendering this opinion, we have examined the originals or certified, conformed, or reproduction copies of, and have relied upon the accuracy of, without independent verification or investigation, (i) the Agreement, (ii) the statements and representations contained in (a) the Certificate of Representations of Prospect, executed by a duly authorized officer of Prospect and dated as of the date hereof, and (b) the Certificate of Representations of Sky, executed by a duly authorized officer of Sky and dated as of the date hereof (collectively, the “Certificates”), (iii) the Registration Statement of Sky on Form S-4 and the proxy statement/prospectus of Sky included therein filed with the Securities and Exchange Commission on October     , 2004 (the “Registration Statement”), and (iv) such other documents as we have deemed necessary or appropriate as a basis for the opinion set forth below.

In connection with our review of the Agreement, the Certificates, the Registration Statement, and the other documents referenced above, we have assumed the genuineness of all signatures, the authenticity of all items submitted to us as originals, the uniformity with authentic originals of all items submitted to us as copies, and the conformity to final versions of all items submitted to us in draft version. We also have assumed, without independent verification or investigation, that (i) we have been provided with true, correct, and complete copies of all such documents, (ii) none of such documents has been amended or modified, (iii) all such documents are in full force and effect in accordance with the terms thereof, (iv) there are no other documents which affect the opinions hereinafter set forth, and (v) the documents reviewed by us reflect the entire agreement of the parties thereto with respect to the subject matter thereof. In addition, we assume that all representations made to the knowledge of any person or entity or with similar qualification are true and correct as if made without such qualification.

Our opinion is based on the understanding that the relevant facts, as of the Effective Time, are as set forth in this letter. If this understanding is incorrect or incomplete in any respect, our opinion may be affected. Our opinion also is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Department regulations promulgated thereunder, case law, and rulings of the Internal Revenue Service (the “Service”) as they now exist. These authorities are all subject to change, and such change may be made with retroactive effect. We can give no assurance that, after any such change, our opinion would not be different. Our opinion is not binding on the Service or the courts, and no ruling has been, or will be, requested from the Service as to any federal income tax consequence described below.

Description of the Parent Merger

The Parent Merger shall become effective upon the occurrence of the filing in the Office of the Secretary of State of the State of Ohio of a Certificate of Merger for the Parent Merger in accordance with Section 1701.81 of the Ohio General Corporation Law. Pursuant to the Parent Merger, Sky will be the surviving corporation, and the separate corporate existence of Prospect will cease.

As of September 15, 2004, the authorized capital stock of Prospect consisted of (i) 3,500,000 common shares, par value $0.50 per share, of which 1,225,000 common shares were issued and outstanding, and none of which was held in treasury by Prospect (the “Prospect Common Shares”), and (ii) 350,000 preferred shares, par value $0.50 per share, none of which was outstanding. As of September 15, 2004, the authorized capital stock of Sky Financial consisted of (i) 350,000,000 common shares, without par value, of which 105,477,188 were issued and outstanding (the “Sky Common Shares”), and (ii) 10,000,000 preferred shares, par value $10.00 per share, none of which was outstanding.

As of the Effective Time, the Prospect Common Shares then issued and outstanding, other than Prospect Common Shares held by Sky and Prospect Common Shares held in treasury by Prospect, shall, at the election of each holder of such shares, be converted into the right to receive either: (i) 1.425 Sky Common Shares for each Prospect Common Share, (ii) a cash amount equal to $35.00 for each Prospect Common Share, or (iii) a combination of such Sky Common Shares and cash.

Although the holders of Prospect Common Shares have the right to elect the type of consideration they wish to receive pursuant to the Parent Merger, the distribution of the consideration to holders of Prospect Common Shares is subject to certain overall restrictions. The Agreement provides that, subject to adjustment for cash paid in lieu of fractional shares, the parties understand and agree that the aggregate consideration received by the holders of Prospect Common Shares pursuant to the Parent Merger will be a mixture of Sky Common Shares and cash, with 60% of the Prospect Common Shares issued and outstanding as of the Effective Time being exchanged for Sky Common Shares and 40% of the Prospect Common Shares issued and outstanding as of the Effective Time being exchanged for cash. The Agreement sets forth procedures for the adjustment of the mix of Sky Common Shares and cash elected to be received by the holders of Prospect Common Shares to ensure that 60% of the Prospect Common Shares are exchanged for Sky Common Shares and 40% of the Prospect Common Shares are exchanged for cash.

Each Prospect Common Share held in treasury by Prospect or held by Sky immediately prior to the Effective Time shall be canceled and retired at the Effective Time by virtue of the Parent Merger. No certificate or scrip representing fractional Sky Common Shares shall be issued in the Parent Merger. In lieu thereof, each holder of Prospect Common Shares who would otherwise be entitled to receive a fractional Sky Common Share shall receive cash in an amount determined by multiplying (i) the fractional share interest to which such holder (after taking into account all certificates representing Prospect Common Shares delivered by such holder) otherwise would be entitled, by (ii) $35.00. All outstanding and unexercised options to acquire Prospect Common Shares shall be cancelled and extinguished and converted into the right to receive an amount of cash computed by multiplying: (i) the excess, if any, of (a) the Average NMS Closing Price multiplied by 1.425 over (b) the exercise price of such option, by (ii) the number of Prospect Common Shares subject to the option.

Opinions

Based upon the foregoing, we are of the opinion that, under current law:

1.    The Parent Merger will be a reorganization within the meaning of Section 368(a)(1)(A) of the Code. Prospect and Sky each will be a “party to the reorganization” within the meaning of Section 368(b) of the Code.

2.    No gain or loss will be recognized by Prospect or Sky as a result of the Parent Merger.

3.    The tax basis of the assets of Prospect in the hands of Sky will be the same as the tax basis of such assets in the hands of Prospect immediately prior to the Parent Merger.

4.    The holding period of the assets of Prospect to be received by Sky will include the period during which such assets were held by Prospect.

5.    A Prospect shareholder receiving solely Sky Common Shares in exchange for such shareholder’s Prospect Common Shares (not including any cash received in lieu of fractional Sky Common Shares) will recognize no gain or loss upon the receipt of such Sky Common Shares.

6.    A Prospect shareholder receiving solely cash in exchange for such shareholder’s Prospect Common Shares will recognize gain or loss as if such shareholder had received such cash as a distribution in redemption of such shareholder’s Sky Common Shares, subject to the provisions and limitations of Section 302 of the Code.

7.    A Prospect shareholder receiving both cash and Sky Common Shares in exchange for such shareholder’s Prospect Common Shares (not including any cash received in lieu of fractional Sky Common Shares) will recognize gain, but not loss, in an amount not to exceed the amount of cash received (excluding cash received in lieu of fractional Sky Common Shares). For purposes of determining the character of this gain, such Prospect shareholder will be treated as having received only Sky Common Shares in exchange for such shareholder’s Prospect Common Shares, and as having immediately redeemed a portion of such Sky Common Shares for the cash received (excluding cash received in lieu of fractional Sky Common Shares). Unless the redemption is treated as a dividend under the principles of Section 302(d) of the Code (to the extent of such shareholder’s ratable share of the undistributed earnings and profits of Prospect), the gain will be capital gain if the Prospect Common Shares are held by such shareholder as a capital asset at the time of the Parent Merger.

8.    A Prospect shareholder receiving cash in lieu of fractional Sky Common Shares will recognize gain or loss as if such fractional Sky Common Shares were distributed as part of the Parent Merger and then redeemed by Sky, subject to the provisions and limitations of Section 302 of the Code.

9.    The tax basis of the Sky Common Shares received by a Prospect shareholder pursuant to the Parent Merger will be the same as the tax basis of the Prospect Common Shares surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of gain, if any, recognized on the exchange.

10.    The holding period of the Sky Common Shares received by a Prospect shareholder will include the period during which the Prospect Common Shares surrendered in exchange therefor were held, provided the Prospect Common Shares are a capital asset in the hands of the Prospect shareholder at the time of the Parent Merger.

* * *

Our opinion is limited to the foregoing federal income tax consequences of the Parent Merger, which are the only matters as to which you have requested our opinion. We do not address any other federal income tax consequences of the Parent Merger or other matters of federal law and have not considered matters (including state or local tax consequences) arising under the laws of any jurisdiction other than matters of federal law arising under the laws of the United States. Furthermore, our opinion does not address any federal income tax consequences of the Parent Merger that may be relevant to a Prospect shareholder in light of that shareholder’s particular status or circumstances, including, without limitation, Prospect shareholders that are: (i) foreign persons, (ii) insurance companies, (iii) financial institutions, (iv) tax-exempt entities, (v) retirement plans, (vi) dealers in securities, (vii) persons subject to the alternative minimum tax, (viii) persons whose Prospect Common Shares were acquired pursuant to the exercise of employee stock options or otherwise as compensation, (ix) persons who receive Sky Common Shares other than in exchange for Prospect Common Shares, or (x) persons who hold Sky Common Shares as part of a hedge, straddle, or conversion transaction. We undertake no responsibility to update this opinion.

The opinion expressed herein is furnished specifically for you and your shareholders, and may not be relied upon, assigned, quoted, or otherwise used in any manner or for any purpose by any other person or entity without our specific prior written consent. Notwithstanding the preceding sentence, we hereby consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement, and to the references to our firm in the Registration Statement under the captions “Summary—The Merger—Federal Income Tax Consequences of the Merger” and “The Merger—Material Federal Income Tax Consequences.” In giving such consent, we do not thereby admit that we fall within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Respectfully,